                                             ----------------------------------
                                                        OMB APPROVAL
                                             ----------------------------------
                                             OMB Number:      3235-0145
                                             Expires:       October 31, 1994
                                             Estimated average burden
                                             hours per form ..............14.90
                                             ----------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (AMENDMENT NO. _______)*

                      Accent Software International Ltd.
     --------------------------------------------------------------------
                                (Name of Issuer)

                      Ordinary Shares, NIS .01 nominal value per share
     --------------------------------------------------------------------
                        (Title of Class of Securities)

                                   MO1575105
     --------------------------------------------------------------------
                                   (CUSIP Number)

                                                         with a copy to:
   Patrick DeSchrijver, Esquire                     Lawrence M. Levy, Esquire
Lernout & Hauspie Speech Products N.V.           Brown, Rudnick, Freed & Gesmer
      Sint-Krispijnstraat 7                           One Financial Center
       8900 Ieper, BELGIUM                              Boston, MA  02111
     Tel:  011 32 57 229500                             Tel:  617 856 8200

     --------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 9, 1998
     --------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. MO1575105                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Lernout & Hauspie Speech Products N.V.


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      BELGIUM

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  13,333,333

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                   -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   13,333,333

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         13,333,333

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         32.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Ordinary Shares NIS .01 nominal value per share ("Ordinary Shares"), of Accent Software International, Ltd. (the "Issuer").

     The principal executive offices of the Issuer are located at 28 Pierre Koenig Street, Jerusalem 91530 Israel.


ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by Lernout & Hauspie Speech Products N.V. ("L&H"). L&H is a corporation organized under the laws of Belgium and conducts its principal business operations in Ieper, Belgium (Sint-Krispijnstraat 7, 8900 Ieper, BELGIUM).

     L&H develops, licenses and provides advanced multilingual speech and language technologies, products and services. L&H operates its business in four divisions: core speech technologies, dictation technologies, translation services and language technologies.

     L&H has not during the last five years been (i) convicted in any criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 9, 1998, L&H purchased 4,000 Series C preferred shares (the "Preferred Shares") in exchange for $4 million pursuant to a Preferred Share Purchase Agreement dated June 4, 1998 with the Issuer (the "Agreement"). The Preferred Shares are convertible at any time into Ordinary Shares of the Company based upon a per share price of $0.45 (up to a maximum aggregate amount of 8,888,889 Ordinary Shares). In addition, the Issuer is obligated under the Agreement to grant, by September 4, 1998, warrants to purchase 4,444,444 Ordinary Shares. The warrants will expire five years from the date of grant and will have an exercise price of $0.55 per share. The exercise price of the warrants is subject to adjustment in the event that the Issuer's Ordinary Shares are delisted from the Nasdaq SmallCap Market prior to December 4, 1998 and the market price of the Ordinary Shares is less than $0.55 per share. In such an event, the exercise price will be reset to equal the average closing price of the Issuer's Ordinary Shares for the ten trading days following to the date of delisting. As of the date of this report, the warrants have not been granted.

     The source of L&H's consideration under the Agreement was L&H's working capital. L&H did not acquire any of the Preferred Shares or rights to warrants with borrowed funds.


ITEM 4.  PURPOSE OF TRANSACTION.

     L&H acquired the Preferred Shares and rights to warrants as an investment. The Issuer has filed a registration statement with the Securities and Exchange Commission (the

"Commission") pursuant to the Agreement on behalf of L&H which registered for resale by L&H up to 13,333,333 Ordinary Shares issuable to L&H upon conversion of the Preferred Shares or upon exercise of the warrants (the "Underlying Ordinary Shares"). L&H may sell Underlying Ordinary Shares from time to time in the open market under the Registration Statement or in privately negotiated transactions and may also enter into short sales, the purchase or sale of derivative securities or other hedging transactions with broker/dealers or other financial institutions. Transactions in respect of the Preferred Shares, the warrants or the Underlying Ordinary Shares may be effected from time to time based upon L&H's capital requirements, strategic planning and/or the market price of the Ordinary Shares.

     The Preferred Shares provide that they shall rank prior to all other shares of the Issuer and that, in the future, the Issuer shall not grant rights to any third party to the assets of the Issuer superior or equal to the preference rights of the Preferred Shares without the prior approval of L&H. Holders of the Preferred Shares shall be entitled to receive dividends, when and if declared by the Issuer's Board of Directors, equal in amount per share to the dividends paid on each Ordinary Share. Each share of the Preferred Shares shall have the right to vote in all Issuer matters the number of Ordinary Shares into which each share of the Preferred Shares would be convertible and shall vote as a single class with the other outstanding Ordinary Shares. As long as the holders of the Preferred Shares continue to hold any Preferred Shares or at least 25% of the Ordinary Shares issued upon conversion of the Preferred Shares, they shall be entitled, voting as a separate class, to elect one member of the Issuer's Board of Directors.

     The Agreement prohibits the Issuer from consenting to be acquired without the prior approval of L&H. The Agreement also restricts the Issuer's ability to extend loans, to invest in third parties, to incur indebtedness or to create new employee equity plans. The Agreement requires the Issuer to apply half of the proceeds from the sale of the Preferred Shares to the partial repayment of a bank loan to the Issuer and requires the Issuer to attempt to convert the balance of the bank loan into equity by September 4, 1998.

     L&H has signed a license agreement and a distribution agreement with the Issuer.

     Except as otherwise set forth in this Item 4, L&H has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

     L&H reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     On June 4, 1998, L&H and the Issuer entered into the Agreement, pursuant to which L&H agreed to acquire 4,000 Preferred Shares for an aggregate purchase price of $4 million and the Issuer agreed to grant to L&H warrants to purchase 4,444,444 Ordinary Shares at an exercise price of $0.55 per share. The Preferred Shares are convertible into Ordinary Shares at a conversion price of $0.45 per share (up to a maximum aggregate amount of 8,888,889 Ordinary Shares). The acquisition of the Preferred Shares closed on June 9, 1998. L&H's beneficial ownership of Ordinary Shares represents approximately 32.8% of the Issuer's outstanding Ordinary Shares.

     L&H has sole voting and dispositive power over the Preferred Shares, warrants and Underlying Ordinary Shares.

     L&H has not been a party to any transaction in the Ordinary Shares, other than the Agreement, in the last sixty days. L&H knows of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Underlying Ordinary Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None except the Agreement as described in Items 3, 4 and 5.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       June 18, 1998
   -----------------------
         (Date)


                                        LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.


                                        By:  /s/ Patrick DeSchrijver
                                             Patrick DeSchrijver
                                             Vice President Legal